UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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20014240

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-20957

SEC Mail Processing
Washi

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2019 AND ENDING 06/30/2020
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Krambo Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1355 Bay Street #4
(No. and Street)

San Francisco CA 94123
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ronald J. Gruber (415)561-4100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MRPR Group, PC
(Name – *if individual, state last, first, middle name*)

18444 Northwestern Hwy #800 Southfield MI 48034
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Ronald J. Gruber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Krambo Corporation, as of June 30, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NICOLE GALLOWAY
Notary Public - State of Michigan
County of Monroe
My Commission Expires March 21, 2027

Signature

President

Title

Nicole Galloway
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KRAMBO CORPORATION

San Francisco, California

FINANCIAL STATEMENTS

Including Report of Independent Registered Public Accounting Firm

As of and for the Years Ended June 30, 2020 and 2019

KRAMBO CORPORATION

TABLE OF CONTENTS
As of and for the Years Ended June 30, 2020 and 2019

CPAs & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Krambo Corporation
San Francisco, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Krambo Corporation as of June 30, 2020 and 2019, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Krambo Corporation as of June 30, 2020 and 2019, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Krambo Corporation's management. Our responsibility is to express an opinion on Krambo Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Krambo Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Krambo Corporation 's financial statements. The supplemental information is the responsibility of Krambo Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

MRPR Group, P.C.

We have served as Krambo Corporation's auditor since 2018.
Southfield, Michigan
August 19, 2020

One Northwestern Plaza • 28411 Northwestern Highway • Suite 800 • Southfield, Michigan 48034-5538 • O **248.357.9000** • F 248.357.9001
182 South Industrial Drive • Saline, Michigan 48176 • O **734.429.7172** • F 734.429.7383
www.mrpr.com

KRAMBO CORPORATION

STATEMENTS OF FINANCIAL CONDITION
As of June 30, 2020 and 2019

ASSETS

	2020	2019
Cash and cash equivalents	$ 194,718	$ 230,264
Fees receivable	244,063	94,173
Prepaid expenses	4,194	8,260
Lease deposit	3,712	3,712
Office furniture and equipment, net	24,097	23,971
Operating lease right-of-use-asset	85,522	-
TOTAL ASSETS	$ 556,306	$ 360,380

LIABILITIES AND STOCKHOLDERS' EQUITY

	2020	2019
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 3,403	$ 2,168
Note payable	142,015	-
Contract liabilities	83,044	-
Operating lease liability	87,908	-
Total Current Liabilities	316,370	2,168
STOCKHOLDERS' EQUITY		
Common stock, $1 par value per share		
5,000 shares authorized		
2,663 shares issued and outstanding	2,663	2,663
Additional paid-in capital	427,253	427,253
Accumulated deficit	(189,980)	(71,704)
Total Stockholders' Equity	239,936	358,212
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 556,306	$ 360,380

See accompanying notes to financial statements

KRAMBO CORPORATION

STATEMENTS OF OPERATIONS
For the Years Ended June 30, 2020 and 2019

	2020	2019
REVENUES	$ 935,875	$ 1,207,067
EXPENSES		
Salaries and payroll taxes	710,653	702,720
Professional services	112,981	98,712
Rent and occupancy	68,544	65,558
Technology, data and communication	30,187	21,978
Travel and entertainment	11,341	30,072
Depreciation	8,853	9,054
Stationary and supplies	7,889	10,315
Regulatory fees	6,339	8,074
Insurance	3,990	3,649
Postage and delivery	1,764	2,455
Conferences and continuing education	14,188	3,190
Licenses	10	1,392
Other taxes	7556	800
Miscellaneous expense (credit)	(322)	1179
Subscriptions and memberships	919	18
Total Expenses	984,892	959,166
INTEREST INCOME	41	112
NET INCOME (LOSS)	$ (48,976)	$ 248,013

See accompanying notes to financial statements

KRAMBO CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended June 30, 2020 and 2019

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
BALANCES, June 30, 2018	$ 2,663	$ 427,253	$ (299,433)	$ 130,483
Distributions	-	-	(20,284)	(20,284)
Net income	-	-	248,013	248,013
BALANCES, June 30, 2019	2,663	427,253	(71,704)	358,212
Distributions	-	-	(69,300)	(69,300)
Net loss	-	-	(48,976)	(48,976)
BALANCES, June 30, 2020	$ 2,663	$ 427,253	$ (189,980)	$ 239,936

See accompanying notes to financial statements

KRAMBO CORPORATION

STATEMENTS OF CASH FLOWS
For the Years Ended June 30, 2020 and 2019

		2020		2019
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income (loss)	$	(48,976)	$	248,013
Adjustments to reconcile net income (loss) to net cash flows from operating activities:				
Depreciation		8,853		9,054
Cash paid for amounts included in the measurement of lease liability:				
Operating cash flow from operating lease		1,419		-
Changes in operating assets and liabilities:				
Fees receivable		(149,890)		(78,673)
Prepaid expenses		4,066		(761)
Accounts payable and accrued expenses		2,202		(5,662)
Deferred revenue		83,044		(12,916)
Net Cash Flows from Operating Activities		(99,282)		159,055
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchases of office furniture and equipment		(8,979)		(8,872)
Net Cash Flows from Investing Activities		(8,979)		(8,872)
CASH FLOWS FROM FINANCING ACTIVITIES				
Distributions to stockholders		(69,300)		(20,284)
Proceeds from note		142,015		-
Net Cash Flows from Financing Activities		72,715		(20,284)
Net Change in Cash and Cash Equivalents		(35,546)		129,899
CASH AND CASH EQUIVALENTS - Beginning of Year		230,264		100,365
CASH AND CASH EQUIVALENTS - END OF YEAR	$	194,718	$	230,264

Supplemental non-cash financing activities:		
Operating lease asset obtained in exchange for lease liability	$	136,790

See accompanying notes to financial statements

KRAMBO CORPORATION

NOTES TO FINANCIAL STATEMENTS
As of and for the Years Ended June 30, 2020 and 2019

NOTE 1 – Summary of Significant Accounting Policies

Company's Activities and Operating Cycle

Krambo Corporation (the Company) functions primarily as an investment broker in the private placement of debt securities with institutional investors.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The Company maintains its cash balances in two financial institutions. The balances, at times, may exceed federally insured limits.

Fees Receivable

Fees receivable are unsecured and no allowance for doubtful accounts is considered necessary by management as of June 30, 2020 and 2019. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of fees receivable. The Company routinely assesses the financial strength of its clients and, as a consequence, believes that risk of loss due to credit with these clients is not considered significant.

Office Furniture and Equipment, Net

Office furniture and equipment are stated at cost. Major expenditures for office furniture and equipment are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

Office furniture and equipment are being depreciated for financial reporting purposes using straight-line and accelerated methods over estimated useful lives of five years.

Leases

The Company leases office space. The determination of whether an arrangement is a lease is made at the lease's inception. Under ASC 842, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standard as having both the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

Operating leases are included in operating lease right-of-use ("ROU") assets, other current liabilities, and operating lease liabilities in our balance sheets.

ROU assets represent our right to use an underlying asset for the lease term, and lease liabilities represent our obligation to make lease payments. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company uses the implicit rate when it is readily determinable. Since most of the Company's leases do not provide an implicit rate, to determine the present value of lease payments, management uses the Company's incremental borrowing rate based on the information available at lease commencement. Operating lease ROU assets also includes any lease payments made and excludes any lease incentives.

NOTE 1 – Summary of Significant Accounting Policies (cont.)

Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that it will exercise the option.

Income Taxes

The Company is an S Corporation for federal income tax reporting purposes. Substantially all income and income tax credits are passed directly to the stockholders. Consequently, no provision for federal income taxes is included in the accompanying financial statements.

For state tax purposes, the Company has elected to be taxed under the California Bank and Corporation Tax Fairness, Simplification and Conformity Act of 1987, which imposes a tax at the corporation level at the greater of 2.5 percent of income before taxes or a minimum tax.

The Company applies Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740-10, "Accounting for Uncertainty in Income Taxes." The measurement and disclosure principles of this standard normally does not affect the financial statements of an entity that is not subject to income tax. As it relates to the Company, additional federal income taxes due to an adjustment to income or disallowed deductions generally would be imposed on the stockholders rather than the Company itself. However, there are certain exceptions where the Company could bear the burden of an uncertain federal income tax position.

The tax effects from an uncertain state income tax position can be recognized in the financial statements, only if the position is more likely than not to be sustained on audit, based on the technical merits of the position. The Company recognizes the financial statement benefit of a state income tax position only after determining that the relevant tax authority would more likely than not to sustain the position following an audit. For state income tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized, upon ultimate settlement with the relevant state income tax authority.

The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statements of operations.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

During February 2016, the FASB issued ASU No. 2016-02, "Leases." ASU No. 2016-02 was issued to increase transparency and comparability among organizations by recognizing all lease transactions (with terms in excess of 12 months) on the balance sheet as a lease liability and a right-of-use asset (as defined). ASU No. 2016-02 is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019, with earlier application permitted. Upon adoption, the lessee will apply the new standard retrospectively to all periods presented or retrospectively using a cumulative effect adjustment in the year of adoption. The Company adopted the new standard effective July 1, 2019.

NOTE 2 – Revenue Recognition

Krambo Corporation's customers are primarily affordable housing entities located throughout the United States. The Company's services to these organizations are similar and the nature, amount, and timing of revenue and cash flow is not impacted by the organization's location or any other factors.

Revenue is measured based on consideration specified in a contract with a customer, and the Company recognizes revenue when it satisfies a performance obligation by transferring control over the product or service to a customer or when the contingency is satisfied.

Substantially all revenue from performance obligations are satisfied at a point in time and the nature of the Company's business does not give rise to variable consideration that would otherwise decrease the transaction price which would reduce revenue.

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Contract liabilities include retainers and other advance billings in excess of revenue recognized.

The Company generates revenue from three primary activities:

- Mortgage sales or securitizations
- Forward commitments
- Advisory services

Mortgage sales or securitizations – the Company assists in private placement of homeowner mortgage notes generated by affordable housing organizations. There are multiple performance obligations within each engagement which are separately identified in the agreement between the Company and the organization.

The first performance obligation is the preparation of the Private Placement Memorandum ("PPM"). Fees for these services are typically charged to the customer in three installments and the revenue is recognized upon completion.

The second performance obligation is the closing of a mortgage sale or securitization. Fees for these services can either be a base fee and incentive fee which are variable fees based on the amount or number of mortgages placed multiplied by a percentage (based on the discount rate used to establish a purchase price for the sale or securitization) or a flat closing fee, either as set forth in the engagement agreement. These fees are charged to the customer and recognized at the time of closing. The customer may also be charged a flat fee for an additional purchaser. This fee is stated in the engagement agreement and is invoiced and recognized at the time of closing.

The third performance obligation is mobilization and document review. Fees for these services are charged at a flat rate per mortgage review. These fees are invoiced and recognized as the reviews are performed.

Forward commitment – the Company assists in the solicitation of commitments from financial institutions to provide mortgage loans to the affordable housing organization. There are multiple performance obligations within each engagement which are separately identified in the agreement.

The first performance obligation is the preparation of the Private Placement Memorandum ("PPM"). Fees for these services are typically charged to the customer in three installments and the revenue is recognized upon completion.

NOTE 2 – Revenue Recognition (cont.)

The second performance obligation is the execution of a Loan Origination Agreement (or Note Purchase Agreement or Loan Purchase and Sale Agreement). Fees for these services are variable fees based on the dollar amount of the commitment multiplied by rate determined by the discount rate obtained as set forth in the engagement agreement. These fees are invoiced and recognized at the time the agreement in executed. The customer may also be charged a flat fee for each additional financial institution. This fee is stated in the engagement agreement and is invoiced and recognized at the time of closing.

The third performance obligation is the mortgage closing. Fees for each mortgage closing are charged at a flat rate per closing of each Homeowner Mortgage Loan under the Loan Origination agreement. These fees are invoiced and recognized at the time of closing.

Advisory services – the Company provides advisory services on a variety of matters. Fees for these services are invoiced and recognized over the course of the services performed.

NOTE 3 - Office Furniture and Equipment, Net

The major categories of office furniture and equipment as of June 30 are summarized as follows:

	2020	2019
Office equipment and furnishings	$ 25,064	$ 24,419
Computer equipment	45,121	36,787
Total office furniture and equipment	70,185	61,206
Less: accumulated depreciation	(46,088)	(37,235)
Office furniture and equipment, net	$ 24,097	$ 23,971

Depreciation expense for the years ended June 30, 2020 and 2019 was $8,853 and $9,054.

NOTE 4 - Leases

In February 2013 the Company entered into an operating lease for an office in Ann Arbor, Michigan. The initial term of the lease was from February 2013 through January 2016. The Company exercised its options to renew the lease through January 31, 2022. As disclosed in Note 1, the Company adopted FASB ASC 842 effective July 1, 2019. As of July 1, 2019, the Company recorded an operating lease liability of $136,790 and corresponding lease asset of $135,824 using a 5.5% discount rate. The maturity of the operating lease liability for fiscal year ended June 30, 2021 and 2022 is $54,057 and $33,581, respectively.

Operating lease expense included in Rent and occupancy expense was $56,620 as June 30, 2020. Interest on operating lease liability included in interest expense as of June 30, 2020 was $6,318. Operating cash flows from the operating lease was $55,200 for June 30, 2020.

NOTE 5 - Net Capital Requirements

The Company is required to maintain a minimum net capital, as defined in Rule 15c3-1 under the Securities Exchange Act of 1934 (as amended), equivalent to the greater of $5,000 or 6 2/3% of aggregate indebtedness. Net capital and aggregate indebtedness may vary from day to day. As of June 30, 2020, and 2019, the Company had net capital of $74,720 and $228,096 which was $68,798 and $223,096 in excess of its required net capital. In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At June 30,2020 and 2019, the ration was 1.19 to 1 and 0 to 1, respectively.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's June 30, 2020 FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

NOTE 6- Retirement Plan

The Company maintains an employee 401(k) and profit sharing plan covering substantially all of its eligible employees as defined by the plan. Under the terms of the plan, the Company may make discretionary matching contributions. The Company made matching contributions of $21,741 and $20,952 for the years ended June 30, 2020 and 2019, respectively.

NOTE 7- Subsequent Events

The Company has evaluated subsequent events through August 19, 2020, which is the date the financial statements were available to be issued for events requiring recording or disclosure in the financial statements for the year ended June 30, 2020.

NOTE 8- Note Payable

On May 6, 2020, the Company received loan proceeds in the amount of $142,015 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 time of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after twenty-four weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, employee benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the twenty-four-week period.

The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments for the first six months. The Company intends to use the proceeds for purposes consistent with the PPP and believes that they will meet the conditions for forgiveness.

KRAMBO CORPORATION

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2020

Total stockholders' equity	$ 239,936
Deductions and/or charges:	
Non-allowable assets:	
Fees receivable	244,063
Prepaid expenses	4,194
Lease deposit	3,712
Furniture and equipment, net	24,097
Total non-allowable assets	276,066
Other additions and/or allowable credits:	
Allowable portion of proceeds from note	(110,850)
Net capital	$ 74,720

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statements of financial condition	$ 316,370
Deductions from non-A.I. liabilities:	
Lease liabilitiy (to the extent of operating right-of-use asset)	85,522
Proceeds from note	142,015
Total non-A.I. liabilties	227,537
Total A.I. liabilities from statement of financial condition	$ 88,833

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 5,922
Excess net capital	$ 68,798
Net capital less 120% of minimum requirement	$ 67,614
Ratio: Aggregate indebtedness to net capital	1.19 to 1

KRAMBO CORPORATION
San Francisco, California

EXEMPTION REPORT

Including Report of Independent Registered Public Accounting Firm

For the Year Ended June 30, 2020

KRAMBO CORPORATION

TABLE OF CONTENTS

MRPR
CPAs & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Krambo Corporation
San Francisco, California

We have reviewed management's statements, included in the accompanying Krambo Corporation Exemption Report, in which (1) Krambo Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Krambo Corporation claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i)) (the "exemption provisions") and (2) Krambo Corporation stated that Krambo Corporation met the identified exemption provisions throughout the most recent fiscal year without exception Krambo Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Krambo Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

MRPR Group, P.C.

Southfield, Michigan
August 19, 2020

One Northwestern Plaza • 28411 Northwestern Highway • Suite 800 • Southfield, Michigan 48034-5538 • O 248.357.9000 • F 248.357.9001
182 South Industrial Drive • Saline, Michigan 48176 • O 734.429.7172 • F 734.429.7383
www.mrpr.com

KRAMBO CORPORATION

Member FINRA/SIPC

August 11, 2020

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Krambo Corporation claims exemption from SEA Rule 15c3-3 under paragraph (k)(2)(i) for the period from July 1, 2019 through June 30, 2020 because Krambo Corporation does not carry any margin accounts, does not receive or hold customer funds or hold or safe-keep securities, and does not owe money or securities to customers.

Paragraph (k) (2)(i) states: "The provisions of this section shall not be applicable to a broker or dealer: (i) who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)". Krambo Corporation has met the identified exemption provisions above throughout this period without exception.

I, Ronald Gruber, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Sincerely,

Ronald J. Gruber
President

MRPR
CPAs & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Members
Krambo Corporation

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Krambo Corporation and the SIPC, solely to assist you and SIPC in evaluating Krambo Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2020. Krambo Corporation's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2020, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Krambo Corporation's compliance with the applicable instructions of the Form SIPC-7 for the year ended June 30, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Krambo Corporation and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

MRPR Group, P.C.

Southfield, MI
August 19, 2020

One Northwestern Plaza • 28411 Northwestern Highway • Suite 800 • Southfield, Michigan 48034-5538 • O 248.357.9000 • F 248.357.9001
182 South Industrial Drive • Saline, Michigan 48176 • O 734.429.7172 • F 734.429.7383
www.mrpr.com